Katherine R. Kelly
Vice President & Assistant General Counsel

345 Park Avenue New York, NY 10154-0037
Tel 212-546-4852 Fax 212-605-9475
katherine.kelly@bms.com

June 4, 2010

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Bristol-Myers Squibb Company
Form 10-K for the Year Ended December 31, 2009
Filed February 19, 2010
File No. 1-1136

Dear Mr. Rosenberg:

We have received the comment letter dated May 26, 2010 from you to Mr. Lamberto Andreotti, regarding the comments of the staff of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Form 10-K for the fiscal year ended December 31, 2009. We are submitting this letter to confirm my conversation with your colleague, Kei Nakada, today regarding the timing of our response to your comments. As discussed with Ms. Nakada, we anticipate providing a complete response by June 30, 2010.

Sincerely,

/s/    Katherine R. Kelly

Katherine R. Kelly

Vice President & Assistant General Counsel

cc:	Charles Bancroft, Bristol-Myers Squibb Company
Sandra Leung, Bristol-Myers Squibb Company